Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Concentrix Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-251003) on Form S-8 of Concentrix Corporation of our report dated February 16, 2021, with respect to the combined balance sheets of Concentrix, the Customer Experience Services business of SYNNEX Corporation as of November 30, 2020 and 2019, the related combined statements of operations, comprehensive income, parent equity, and cash flows for each of the years in the three-year period ended November 30, 2020, and the related notes and financial statement Schedule II: Valuation and Qualifying Accounts, which report appears in the November 30, 2020 annual report on Form 10-K of Concentrix Corporation.

/s/ KPMG LLP

Cincinnati, Ohio
February 16, 2021